Exhibit 4.2

DESCRIPTION OF SECURITIES

Capital Stock

Authorized Capital Stock

The current capital structure of the Company consists of 100,000,000 authorized shares of Common Stock, with a par value of $0.0001. As of the date of this Registration Statement, there are 33,009,000 shares of our common stock issued and outstanding to the Selling Shareholders.

Dividends

No dividends are anticipated in the near future but may change at the discretion of the Board of Directors.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities and obligations of the Company, the holders of the Common Stock of the Company will participate on a pro- rata basis in the distribution of the Company's remaining assets.

Voting Rights

Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Shares of Common Stock do not have cumulative voting rights.

Conversion Rights

Currently, the Company’s Articles do not provide conversion rights in any way for any class of the Company’s shares, common or preferred.

Preferred Stock

The Company’s Articles of Incorporation, as amended, authorize 10,000,000 shares of preferred stock. However, as of the date of this Registration Statement, there are no preferred shares issued or outstanding.